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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of February 2003


                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes     No  X
                                     ---    ---


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a local press release announcing the Company's commercialization of 20Mbps-VDSL broadband service, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 17, 2003;

         Exhibit 99.2: a local press release announcing the establishment of mobile LAN-based IPv6 (internet protocol version 6) system, filed with the KOSDAQ on January 23, 2003;

         Exhibit 99.3: a local press release announcing the Company's business plan for 2003, filed with the KOSDAQ on February 6, 2003; and

         Exhibit 99.4: a notice of the Company's unaudited revenue and net loss figures for fiscal year 2002, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 6, 2003.





The above releases may contain "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's history of operating losses; the Company's inability to generate sufficient cash flow from its operations to meet its operating needs and its reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.






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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HANARO TELECOM, INC.



Date: February 7, 2003                   By:     /s/ Kyu June Hwang
                                             ---------------------------------
                                             Name: Kyu June Hwang
                                             Title:   Managing Director



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                                  EXHIBIT INDEX



EXHIBIT NO.    DESCRIPTION
-----------    -----------

99.1: a local press release announcing the Company's commercialization of 20Mbps-VDSL broadband service, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") on January 17, 2003.

99.2: a local press release announcing the establishment of mobile LAN-based IPv6 (internet protocol version 6) system, filed with the KOSDAQ on January 23, 2003.

99.3: a local press release announcing the Company's business plan for 2003, filed with the KOSDAQ on February 6, 2003.

99.4: a notice of the Company's unaudited revenue and net loss figures for fiscal year 2002, filed with KOSDAQ and the Financial Supervisory Commission of Korea on February 6, 2003.